UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 333-258926

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Q3 2021 Results and Conference Call dated 2 November 2021

Press Release

02 November 2021

Argo Blockchain PLC

("Argo" or "the Company")

Q3 2021 Results and Conference Call

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), ("Argo" or the "Company"), a global leader in sustainable cryptocurrency mining and blockchain, today announced its financial results for the quarter ended September 30, 2021. All $ amounts are in United States Dollars ("USD") and all £ amounts are in British Pounds ("GBP"), unless otherwise stated.

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Generated record revenue of $26.0 million (£19.3 million)
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Record $17.3 million of net income and $28.2 million of EBITDA (£12.9 million of net income and £21.0 million of EBITDA)1
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Mined 597 Bitcoin and Bitcoin Equivalents in Q3 2021
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Completed ADR listing on Nasdaq
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Construction of Helios mining facility in Dickens County, Texas underway

Argo generated record-setting revenue, net income and EBITDA of $26.0 million, $17.3 million and $28.2 million, respectively, for the third quarter of 2021 (£19.3 million, £12.9 million, and £21.0 million, respectively). For the nine months ended September 30, 2021, the Company's revenue, net income and EBITDA were $67.9 million, $27.1 million and $49.8 million, respectively (£50.4 million, £20.1 million, and £36.9 million, respectively).

"From breaking ground on our sustainable cryptocurrency mining facility in Dickens County, Texas to our public listing on Nasdaq in the United States, this quarter has been pivotal as Argo continues to scale," stated Peter Wall, Chief Executive Officer of Argo Blockchain. "I am proud of the growth we experienced during the quarter and believe Argo is strategically positioned to continue this momentum as we build out our Helios facility in Texas."

Texas Mining Facility Update
In July 2021, Argo broke ground on its renewable energy-focused 200-megawatt (MW) cryptocurrency mining facility in Dickens County, Texas. The new Helios facility will bolster Argo's mining capacity and is expected to add at least 20 new, full-time jobs in Dickens County. The site gives Argo access to up to 800 MW of electrical power and has garnered excitement and support from local community members and government officials.

Bitcoin Mining
During the third quarter, Argo mined 597 Bitcoin and Bitcoin Equivalent (together, BTC), bringing Argo's BTC holding to 1,836 as of September 30, 2021. Argo has been able to achieve these results while maintaining a gross margin of 120% and an industry-leading mining margin of 85% with an average direct cost per BTC mined of $6,293 (£4,673). On September 30, 2021, Argo executed a purchase agreement for 20,000 Bitmain Antminer S19J Pro machines for the mining facility it is building in Texas. The machines are expected to be delivered starting Q2 2022 and will increase our total hashrate capacity to approximately 3.7 Exahash, up from 1.075 at the end of Q3 2021.

(1) Due to favorable changes in fair value of Bitcoin and Bitcoin Equivalents in Q3 2021, gross profit and EBITDA exceeded revenue in the period.

United States Public Listing on Nasdaq
Among the many milestones experienced throughout the quarter, Argo completed its ADR listing on Nasdaq on September 23, 2021. The Company has been publicly listed on the London Stock Exchange since August 2018 and is now listed in both jurisdictions.

Earnings Conference Call

Argo will host a conference call to discuss its results at 08:00 ET/12:00 GMT tomorrow, Tuesday, November 2, 2021. The live webcast of the call can be accessed via the Investor Meet Company platform.

Investors can sign up to Investor Meet Company for free and add Argo Blockchain via the following link: https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

Investors already following Argo Blockchain on the Investor Meet Company platform will be invited automatically.

Forward-Looking Information
This press release contains forward-looking statements within the meaning of applicable securities laws with respect to our cryptocurrency mining facility in Texas. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include the expectations of plans, strategies, objectives, and anticipated financial and operating results of the Company, including hash rates, the Company's mining program, delivery schedules, future hashrates and other guidance included in this press release. These statements are based on certain assumptions made by the Company based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Actual results could differ from those described herein for a variety of reasons, including unanticipated delays in machine delivery due to component supply shortages or other reasons, or disruptions to the Company's current mining fleet that could reduce future hashrate. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

Non-IFRS Measures
Bitcoin and Bitcoin Equivalent Mining Margin and EBITDA are financial measures not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin and EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, EBITDA excludes interest income (expense), taxes, depreciation and amortization, which are important components of our IFRS net income/(loss). These measures should not be considered as an alternative to gross margin or net income/(loss), as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

Operating and Financial Overview
	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021
Figures in 000s except per share and BTC mined	$	£	$	£
Operating results
Bitcoin mined	597	597	1,480	1,480
Income statement
Revenues	$25,979	£19,287	$67,852	£50,372
Direct costs	(3,757)	(2,790)	(11,322)	(8,404)
Depreciation of mining equipment	(3,249)	(2,412)	(9,646)	(7,161)
Change in fair value of digital currencies	11,725	8,705	3,094	2,297
Realized gain on sale of digital currencies	512	380	807	599
Gross Profit	$31,210	£23,170	$50,785	£37,703

Operating costs and expenses
Consulting fees	(812)	(602)	(1,222)	(907)
Professional fees	(307)	(228)	(866)	(643)
General and administrative	(555)	(412)	(2,675)	(1,986)
Share based payment	(1,734)	(1,287)	(3,845)	(2,855)
Foreign exchange	(1,963)	(1,458)	(1,374)	(1,020)
Operating profit	$25,839	£19,183	$40,803	£30,292

Loss on sale of investment	(1,010)	(750)	(1,010)	(750)
Interest expense	(273)	(203)	(826)	(613)
Interest income	-	-	-	-
Profit before taxation	$24,556	£18,230	$38,967	£28,929

Income tax expense	(7,212)	(5,354)	(11,905)	(8,838)
Profit after taxation	$17,344	£12,876	$27,062	£20,091

Other comprehensive income	(138)	(102)	(624)	(463)
Total comprehensive income attributable to the equity holders of the company	$17,206	£12,774	$26,438	£19,628

Earnings per share attributable to equity holders
Basic earnings per share	$0.04	£0.03	$0.06	£0.04
Diluted earnings per share	$0.04	£0.03	$0.05	£0.04

The following table shows a reconciliation of Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, for the three months ended September 30, 2021 and the nine months ended September 30, 2021.

	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021
Figures in 000s except per share	$	£	$	£
Gross Profit	$31,210	£23,170	$50,785	£37,703
Gross Margin	120%	120%	75%	75%
Depreciation of mining equipment	3,249	2,412	9,646	7,161
Change in fair value of digital currencies	(11,725)	(8,705)	(3,094)	(2,297)
Realized gain on sale of digital currencies	(512)	(380)	(807)	(599)
Crypto-currency management fees	(710)	(527)	(2,257)	(1,675)

Mining Profit	$21,512	£15,970	$54,273	£40,293
Bitcoin and Bitcoin Equivalent Mining Margin	85%	85%	83%	83%

The following table shows a reconciliation of EBITDA to net income, the most directly comparable IFRS measure, for the three months ended September 30, 2021 and the nine months ended September 30, 2021.

	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021
Figures in 000s except per share	$	£	$	£
Profit before taxation	$17,344	£12,876	$27,062	£20,091
Interest expense	273	203	826	613
Income tax expense	7,212	5,354	11,905	8,838
Depreciation/Amortization	3,418	2,537	9,964	7,398
EBITDA	$28,247	£20,970	$49,757	£36,940

 (1) Due to favorable changes in fair value of Bitcoin and Bitcoin Equivalents in Q3 2021, gross profit and EBITDA exceeded revenue in the period.

*Dollar values translated from pound sterling into U.S. dollars at the rate of £1.00 to $1.347, which was the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021.

This release contains inside information.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November, 2021	ARGO BLOCKCHAIN PLC By: Name: Peter WallTitle: Chief Executive Officer Name: Davis ZaffeTitle: General Counsel